SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Responsys, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

761248103

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.

CUSIP No. 761248103	13G	Page 2 of 12 Pages

1.	Names of Reporting Persons Foundation Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0%
12.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by Foundation Capital II, L.P. (“FC2”), Foundation Capital II Entrepreneurs Fund, L.L.C. (“FC2E”), Foundation Capital II Principals Fund, L.L.C. (“FC2P”) Foundation Capital Management Co. II, L.L.C. (“FC2M”), Foundation Capital Leadership Fund, L.P. (“FCL”), FC Leadership Principals Fund, L.L.C. (“FCLP”) and FC Leadership Management Co., L.L.C. (“FCLM” and together with FC2, FC2E, FC2P, FC2M and FCL, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

2.

CUSIP No. 761248103	13G	Page 3 of 12 Pages

1.	Names of Reporting Persons Foundation Capital II Entrepreneurs Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0%
12.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

3.

CUSIP No. 761248103	13G	Page 4 of 12 Pages

1.	Names of Reporting Persons Foundation Capital II Principals Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0%
12.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

4.

CUSIP No. 761248103	13G	Page 5 of 12 Pages

1.	Names of Reporting Persons Foundation Capital Management Co. II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0%
12.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

5.

CUSIP No. 761248103	13G	Page 6 of 12 Pages

1.	Names of Reporting Persons Foundation Capital Leadership Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0%
12.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

6.

CUSIP No. 761248103	13G	Page 7 of 12 Pages

1.	Names of Reporting Persons FC Leadership Principals Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0%
12.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

7.

CUSIP No. 761248103	13G	Page 8 of 12 Pages

1.	Names of Reporting Persons FC Leadership Management Co., L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 0 shares of Common Stock
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 0 shares of Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0%
12.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

8.

Item 1(a).	Name of Issuer:

Responsys, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1100 Grundy Lane, 3rd Floor

San Bruno, CA 94066

Item 2(a).	Name of Person Filing:

Foundation Capital II, L.P. (“FC2”)

Foundation Capital II Entrepreneurs Fund, L.L.C. (“FC2E”)

Foundation Capital II Principals Fund, L.L.C. (“FC2P”)

Foundation Capital Management Co. II, L.L.C. (“FC2M”)

Foundation Capital Leadership Fund, L.P. (“FCL”)

FC Leadership Principals Fund, L.L.C. (“FCLP”)

FC Leadership Management Co., L.L.C. (“FCLM”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Foundation Capital

250 Middlefield Road

Menlo Park, California 94025

Item 2(c).	Citizenship:

FC2	–	Delaware, United States of America
FC2E	–	Delaware, United States of America
FC2P	–	Delaware, United States of America
FC2M	–	Delaware, United States of America
FCL	–	Delaware, United States of America
FCLP	–	Delaware, United States of America
FCLM	–	Delaware, United States of America

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 761248103

Item 3.	Not applicable.

Item 4. Ownership. The following information with respect to the ownership of the Common Stock by the Reporting Persons filing thisstatement on Schedule 13G is provided as of December 31, 2012:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
FC 2	0	0	0	0	0	0	0%
FC2E	0	0	0	0	0	0	0%
FC2P	0	0	0	0	0	0	0%
FC2M	0	0	0	0	0	0	0%
FCL	0	0	0	0	0	0	0%
FCLP	0	0	0	0	0	0	0%
FCLM	0	0	0	0	0	0	0%

9.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

10.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2013

FOUNDATION CAPITAL MANAGEMENT CO. II, L.L.C.

By:	/s/ William B. Elmore
Manager

FOUNDATION CAPITAL II, L.P.
By:	Foundation Capital Management Co. II, L.L.C.
its General Partner

By:	/s/ William B. Elmore
Manager

FOUNDATION CAPITAL II ENTREPRENEURS FUND, L.L.C.
By:	Foundation Capital Management Co. II, L.L.C.

By:	/s/ William B. Elmore
Manager

FOUNDATION CAPITAL II PRINCIPALS FUND, L.L.C.
By:	Foundation Capital Management Co. II, L.L.C.

By:	/s/ William B. Elmore
Manager

FC LEADERSHIP MANAGEMENT CO., L.L.C.

By:	/s/ William B. Elmore
Manager

FOUNDATION CAPITAL LEADERSHIP FUND, L.P.
By:	FC Leadership Management Co., L.L.C. its General Partner

By:	/s/ William B. Elmore
Manager

FC LEADERSHIP PRINCIPALS FUND, L.L.C.
By:	FC Leadership Management Co., L.L.C.

By:	/s/ William B. Elmore
Manager

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

11.

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Responsys, Inc.

Dated: February 7, 2013

FOUNDATION CAPITAL MANAGEMENT CO. II, L.L.C.

By:	/s/ William B. Elmore
Manager

FOUNDATION CAPITAL II, L.P.
By:	Foundation Capital Management Co. II, L.L.C.
its General Partner

By:	/s/ William B. Elmore
Manager

FOUNDATION CAPITAL II ENTREPRENEURS FUND, L.L.C.
By:	Foundation Capital Management Co. II, L.L.C.

By:	/s/ William B. Elmore
Manager

FOUNDATION CAPITAL II PRINCIPALS FUND, L.L.C.
By:	Foundation Capital Management Co. II, L.L.C.

By:	/s/ William B. Elmore
Manager

FC LEADERSHIP MANAGEMENT CO., L.L.C.

By:	/s/ William B. Elmore
Manager

FOUNDATION CAPITAL LEADERSHIP FUND, L.P.
By:	FC Leadership Management Co., L.L.C.
its General Partner

By:	/s/ William B. Elmore
Manager

FC LEADERSHIP PRINCIPALS FUND, L.L.C.
By:	FC Leadership Management Co., L.L.C.

By:	/s/ William B. Elmore
Manager

12.